Exhibit 99.1
News Release

PNI Digital Media Announces Corporate Update

All contracts now based on transaction value

VANCOUVER, BC – November 5, 2013 - PNI Digital Media (TSX: PN) (OTCQB: PNDMF), (“PNI” or the “Company”), the leading innovator in online, mobile and in-store digital media solutions for retailers, today announced a corporate update.

“We continue to see the growth in the photo market fueled by higher order value products such as photo books and canvases as opposed to traditional prints,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “We have now successfully revised all of our key customer agreements to reflect this evolution in our core photo market.  This contract migration is key to PNI’s revenue growth as our contracts are now all transactional in nature. We are also excited about our new industry leading HTML5 product builders, which are device agnostic, being live in the marketplace as we are seeing customers making greater use of phones and tablets to order products. As we look forward to the holiday season, we will continue to roll out our new technology with retailers and position ourselves to have a strong holiday quarter.”

New Contract Terms

PNI has now successfully transitioned all of its retailers to contracts under which compensation to PNI is based on percentage of retailer’s revenue earned rather than the number of photos uploaded. The Company continues to see the photo-market moving from traditional prints to higher order value products such as photo books created with customer content pulled from cloud and social networks such as Dropbox, Facebook, Instagram, Google+ Photos, Google Drive, Flickr and SkyDrive which are all integrated to the PNI Platform through the Company’s Application Programming Interface (“API”). With a transaction fee model, PNI is now better positioned to participate in the revenue growth our retailers continue to see in the overall photo market.

All New HTML5 based Personalized Greeting Cards and Photo Gift Experiences

The Company has successfully delivered a series of all-new personalized greeting card, invitations and photo gift experiences for leading retailers in order to provide a best in class experience for their customers.  PNI’s new device agnostic HTML5 technologies are now live at leading PNI retailers, enabling the easy creation of personalized cards, invitations and photo gifts from any tablet, smartphone or computer.

Samsung Rollout

As previously announced, PNI has partnered with Samsung to provide mobile photo printing service as an embedded application within Samsung devices sold in the USA. PNI expects to see off-the-shelf devices sold with this functionality before holiday season 2013. The embedded application will allow users to send their photos for print at any of the Company’s supported US-based retail customers as well as Walmart.com and Walgreens.

News Release

About PNI Digital Media

PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

For Press Please Contact:
James Binckly TMX Equicom (416) 815-0700 x228 jbinckly@tmxequicom.com Cameron Lawrence PNI Digital Media Inc. (604) 893-8955 x229 ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.  All other trademarks are copyright of their respective owners.